UNITED STATES
[redacted]ND EXCHANGE COMMISSION
ıington, D.C. 20549

L AUDITED REPORT
ORM X-17A-5
PART III

05037947

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SEC FILE NUMBER
8-47565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Matrix Investment Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 1000
(No. and Street)

Denver, (City) CO (State) 80202 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 2 8 2005 WASH. D.C. 179 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin C. Hirsh 303-595-9898
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

707 17th Street, Suite 2700 (ADDRESS) Denver, (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 8 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin C. Hirsh, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Matrix Investment Services Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARY PUBLIC DENISE R. SABA STATE OF COLORADO

Signature

Sr. Vice President

Title

Notary Public comm exp 12/15/08

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statements of Financial Condition.
- ■ (c) Statements of Income.
- ■ (d) Statement of Changes in Stockholder's Equity.
- ■ (e) Statements of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Index to Financial Statements and Supplementary Information

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Board of Directors
First Matrix Investment Services Corporation:

We have audited the accompanying statements of financial condition of First Matrix Investment Services Corporation (the Company), a wholly owned subsidiary of Matrix Bancorp, Inc., as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Matrix Investment Services Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
February 24, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**		**2003**
Cash and cash equivalents	$	1,355,208	$	1,600,435
Restricted cash maintained at clearing organization		100,000		100,000
Accounts receivable due from Parent and affiliated companies		354,391		446,698
Commissions receivable and other accounts receivable		2,331		236,537
Furniture and equipment, net		21,169		50,666
Prepaid expenses and other assets		31,134		29,110
Total assets	$	1,864,233	$	2,463,446
Liabilities and Stockholder's Equity				
Commissions payable and other liabilities	$	118,563	$	132,656
Accounts payable due to Parent and affiliated company		97,265		283,613
Accrued income taxes due to affiliated company		82,386		58,335
Accrued expenses		89,007		565,446
Total liabilities		387,221		1,040,050
Stockholder's equity:				
Common stock, $1 par value. Authorized 1,000,000 shares, issued and outstanding 1,000 shares		1,000		1,000
Additional paid-in capital		1,076,000		1,076,000
Retained earnings		400,012		346,396
Total stockholder's equity		1,477,012		1,423,396
Commitments and contingencies				
Total liabilities and stockholder's equity	$	1,864,233	$	2,463,446

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Income

Years ended December 31, 2004 and 2003

	2004	2003
Revenue:		
Related-party brokerage revenue	$ 2,933,660	$ 2,910,554
Sale of investment company shares	295,496	525,729
Securities and loan commissions	660,690	1,184,315
Interest and other income	189,677	329,941
Total revenue	4,079,523	4,950,539
Expenses:		
Salaries, commissions, and employee benefits	2,736,922	3,074,044
Commissions and clearance fees paid to other broker-dealers	161,097	160,771
Communications	67,638	75,242
Occupancy and equipment	503,325	530,858
Regulatory fees	15,476	7,194
Other	512,001	412,368
Total expenses	3,996,459	4,260,477
Income before income taxes	83,064	690,062
Income tax expense	29,448	264,453
Net income	$ 53,616	$ 425,609

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2004 and 2003

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balances at December 31, 2002	$ 1,000	976,000	(79,213)	$ 897,787
Net income	—	—	425,609	425,609
Capital contribution (from Parent)	—	100,000	—	100,000
Balances at December 31, 2003	1,000	1,076,000	346,396	1,423,396
Net income	—	—	53,616	53,616
Balances at December 31, 2004	$ 1,000	1,076,000	400,012	$ 1,477,012

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Cash Flows

Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 53,616	$ 425,609
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation expense	38,544	44,062
Loss on disposal of furniture and equipment	415	—
Change in operating assets and liabilities:		
Accounts receivable due from Parent and affiliated companies	92,307	27,041
Commissions receivable and other accounts receivable	234,206	(81,057)
Prepaid expenses and other assets	(2,024)	5,343
Commissions payable and other liabilities	(14,093)	(111,336)
Accounts payable due to Parent and affiliated company	(186,348)	164,776
Accounts payable	—	(45,078)
Accrued income taxes due to affiliated company	24,051	1,634
Accrued expenses	(476,439)	462,397
Net cash (used in) provided by operating activities	(235,765)	893,391
Cash flows from investing activities:		
Net purchases of furniture and equipment	(9,462)	(51,788)
Net cash used in investing activities	(9,462)	(51,788)
Cash flows from financing activities:		
Capital contributions	—	100,000
(Decrease) increase in cash and cash equivalents	(245,227)	941,603
Cash and cash equivalents, beginning of year	1,600,435	658,832
Cash and cash equivalents, end of year	$ 1,355,208	$ 1,600,435
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ 12,500	$ 260,454

See accompanying notes to financial statements.

(1) Organization

On February 5, 1997, Matrix Bancorp, Inc. (Matrix), a thrift holding company, completed the acquisition of the Vintage Group, Inc. (Vintage) with the issuance of 779,592 shares of Matrix's common stock, which was accounted for as a pooling of interests. First Matrix Investment Services Corporation (the Company) was a wholly owned subsidiary of Vintage-Delaware Holdings, Inc., until October 31, 2001 when the Company contributed 100% of its outstanding stock to Matrix Bancorp Trading, Inc. (Parent), a wholly owned subsidiary of Matrix. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company has offices in Denver, Colorado and Memphis, Tennessee.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements include the accounts of the Company and its operating offices and have been prepared on the accrual basis of accounting.

(b) Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets ranging from two to five years.

(c) Revenue Recognition

Related-party brokerage revenue, which represents brokerage fees from the purchase and sale of guaranteed portions of SBA loans and purchase and sale of SBA pooled securities on behalf of an affiliate, Matrix Capital Bank, is recorded on a trade-date basis as transactions are executed.

Revenues from the sale of investment company shares, which represent fees from sales of mutual funds directed by clients, and securities and loan commissions revenues and expenses are recorded on a trade-date basis as securities transactions are executed.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company's results of operations are included in the consolidated federal and state income tax returns of Matrix. The Company is charged or receives the benefit for the taxes applicable to its profits or losses calculated on the basis of filing separate income tax returns.

(Continued)

(e) ***Cash and Cash Equivalents***

The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15-to-1. At December 31, 2004, the Company had net capital of $1,069,818, which was $1,044,003 in excess of its required net capital of $25,815. The Company's aggregate indebtedness to net capital ratio was 0.36-to-1 at December 31, 2004. The Company has no subordinated debt at December 31, 2004 or 2003, or at any time during the years then ended.

The net capital computation was included in the Focus report (Form X-17a-5) filed January 26, 2005.

(4) Related-Party Transactions

On October 1, 2001 and as subsequently amended, the Company, along with its Parent, entered into a Small Business Administration (SBA) Loan Brokerage Agreement (the Agreement) with Matrix Capital Bank, an affiliated company. Under the Agreement, the Company provides certain loan brokerage services to Matrix Capital Bank relating to the purchase, pooling, and sale of SBA loans and securities. Under the Agreement, the Parent oversees the Company's management of its operations and systems in connection with its performance under the Agreement. Additionally, the Parent collects and remits, to the Company, all brokerage fees due from Matrix Capital Bank under the Agreement. Related party brokerage revenue for the years ended December 31, 2004 and 2003 of $2,933,660 and $2,910,554, respectively, represents fees generated under the Agreement. Additionally, accounts receivable due from Parent and affiliated companies at December 31, 2004 and 2003 of $354,891 and $446,698, respectively, relates to the purchase, pooling, and sale of SBA loans and securities on behalf of Matrix Capital Bank.

Various administrative services are provided by Matrix. Certain expenses allocated to the Company by Matrix based on estimated usage of shared services were $56,035 and $105,958 for the years ended December 31, 2004 and 2003, respectively, which is part of other expenses in the statements of income. Accounts payable due to Parent and affiliated company at December 31, 2004 and 2003 of $97,265 and $283,613, respectively, is for various operating expenses initially paid by Matrix or the Parent on behalf of the Company.

During 2003, the Parent forgave $100,000 of accounts payable owed to it by the Company, which was recorded as an increase in additional paid-in capital.

(Continued)

(5) Furniture and Equipment

At December 31, 2004 and 2003, the Company's furniture and equipment consisted of the following:

	2004	2003
Furniture and fixtures	$ 34,045	$ 35,641
Equipment	37,664	39,582
Computer hardware	81,542	70,483
	153,251	145,706
Less accumulated depreciation	132,082	95,040
	$ 21,169	$ 50,666

During 2004, the Company disposed of furniture and equipment totaling $1,917 and related accumulated depreciation of $1,502. The loss on disposal of $415 is included in other expenses for the year ended December 31, 2004.

(6) Operating Leases

The Company leases office space and certain equipment under noncancelable operating leases. Annual amounts due under the office and equipment leases are as follows:

Year ending December 31:	
2005	$ 132,031
2006	110,529
2007	62,826
2008	5,236
Thereafter	—
	$ 310,622

Rent expense for the years ended December 31, 2004 and 2003 totaled $161,266 and $145,605, respectively, and is included in occupancy and equipment expense. Included in rent expense for 2004 and 2003 was $60,986 and $71,959, respectively, related to office space leased from Matrix Tower Holdings, LLC, a wholly owned subsidiary of Matrix Capital Bank, an affiliate. Included in rent expense for the years ended December 31, 2004 and 2003 was $49,849 and $12,828, respectively, related to office space leased from LPMV Realty Partners I, L.P., in which a former officer of the Company was a limited partner. Included in the rent expense for LPMV Realty Partners I, L.P. is $20,990 to buy out the lease due to the closing of the Fort Worth office.

(7) Defined Contribution Plan

The Company has a 401(k) defined contribution plan (Plan) through Matrix covering all employees who have elected to participate in the Plan. Each participant may make pretax contributions to the Plan up to 15% of such participant's earnings with a maximum of $13,000 and $12,000 in 2004 and 2003, respectively. The Company makes a matching contribution of 50% of the first 6% of the participant's total contribution. Matching contributions made by the Company vest over five years. The Company contributed $42,562 and $45,211 for the years ended December 31, 2004 and 2003, respectively, which is included in salaries, commissions, and employee benefits expense in the statements of income.

(8) Income Taxes

For the years ended December 31, 2004 and 2003, the income tax expense varied from the amount computed at the statutory federal rates of 22.72% and 34% for the years 2004 and 2003, respectively. Income taxes are as follows:

	2004	2003
Federal tax at statutory rates	$ 18,875	$ 234,621
Net effect of permanent differences	5,887	7,567
State income taxes, net of federal benefit	4,686	20,495
Other	—	1,770
	$ 29,448	$ 264,453

The income tax expense for the years ended December 31, 2004 and 2003 consisted of $23,384 and $233,400, of federal income tax, respectively, and $6,064 and $31,053 of state taxes, respectively.

Income tax payments for the years ended December 31, 2004 and 2003 totaled $12,500 and $260,454, respectively.

Schedule I

FIRST MATRIX INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

Net capital:		
Total stockholder's equity per the accompanying financial statements	$	1,477,012
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net		21,169
Prepaid expenses and other assets		31,134
Unsecured receivable		500
Receivable from Parent and affiliated companies		354,391
Total nonallowable assets		407,194
Net capital	$	1,069,818
Aggregate indebtedness:		
Items included in statement of financial condition:		
Commissions payable and other liabilities	$	118,563
Accounts payable due to Parent and affiliated company		97,265
Accrued income taxes due to affiliated company		82,386
Accrued expenses		89,007
Total aggregate indebtedness	$	387,221
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	25,815
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above two minimum requirement amounts)		25,815
Net capital in excess of required minimum		1,044,003
Ratio: Aggregate indebtedness to net capital		0.36 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	1,080,565
Adjustments:		
Reclassification of payable balance in receivables		(20,213)
Adjustment to deferred taxes		(1,372)
Adjustment to income taxes		10,838
Net capital after adjustments	$	1,069,818

See accompanying independent auditors' report.

Schedule II

FIRST MATRIX INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statement Regarding Rule 15c3-3 of
the Securities and Exchange Commission

December 31, 2004

Exemptive Provisions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Company.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission for a Broker-Dealer Claiming an Exemption from Rule 15c3-3

The Board of Directors
First Matrix Investment Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of First Matrix Investment Services Corporation (the Company), a wholly owned subsidiary of Matrix Bancorp, Inc., as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, the Company's management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Denver, Colorado
February 24, 2005